Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262300

PROSPECTUS SUPPLEMENT NO. 5

To Prospectus dated March 29, 2022

HYPERFINE, INC.

Up to 41,775,946 Shares of Class A Common Stock

Up to 15,055,288 Shares of Class B Common Stock

This prospectus supplement no. 5 supplements the prospectus dated March 29, 2022, as supplemented from time to time (the “Prospectus”), relating to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 5,025,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), held by the sponsor of our predecessor company, HealthCor Catalio Acquisition Corp., a Delaware corporation (“HealthCor”), HC Sponsor LLC (the “Sponsor”), and certain of its transferees (the “Founder Shares”), (ii) 12,122,000 shares of Class A common stock issued in the PIPE Investment (as defined in the Prospectus), (iii) 23,714,946 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Hyperfine (as defined in the Prospectus) pursuant to the Business Combination Agreement (as defined in the Prospectus), including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), (iv) 614,000 shares of Class A common stock issued in the Private Placement (as defined in the Prospectus), (v) 300,000 shares issued following the closing of the Business Combination (as defined in the Prospectus) in lieu of $3.0 million of deferred underwriting compensation payable to the sole bookrunning manager of HealthCor’s initial public offering (the “Letter Agreement Shares”), and (vi) 15,055,288 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock or shares of Class B common stock by the Selling Securityholders, except with respect to amounts received by us upon exercise of the Options.

However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commission on August 11, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock is listed on Nasdaq under the symbol “HYPR”. On August 10, 2022, the closing price of our Class A common stock was $1.8627.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 10-Q

_________________

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-39949

_________________

Hyperfine, Inc.

(Exact name of registrant as specified in its charter)

_________________

Delaware	98-1569027
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
351 New Whitfield Street Guilford, Connecticut	06437
(Address of principal executive offices)	(Zip Code)

(866) 796-6767

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 Par Value Per Share	HYPR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 1, 2022, the registrant had 55,405,246 shares of Class A common stock outstanding and 15,055,288 shares of Class B common stock outstanding.

EXPLANATORY NOTE

On December 22, 2021, HealthCor Catalio Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company with limited liability (“HealthCor” and after the Business Combination described herein, the “Company”), after domesticating as a Delaware corporation on December 21, 2021, consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of July 7, 2021 (the “Business Combination Agreement”), by and among HealthCor, Optimus Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of HealthCor (“Merger Sub I”), Optimus Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of HealthCor (“Merger Sub II”), Hyperfine, Inc., a Delaware corporation (“Legacy Hyperfine”), and Liminal Sciences, Inc., a Delaware corporation (“Liminal”). On December 22, 2021, immediately upon the consummation of the Business Combination, and such completion, the “Closing”), Merger Sub I merged with and into Legacy Hyperfine (the “Hyperfine Merger”), with Hyperfine surviving the Hyperfine Merger as a wholly owned subsidiary of HealthCor, and Merger Sub II merged with and into Liminal (the “Liminal Merger”), with Liminal surviving the Liminal Merger as a wholly owned subsidiary of HealthCor. In connection with the Business Combination, HealthCor changed its name to “Hyperfine, Inc.,” Legacy Hyperfine changed its name to “Hyperfine Operations, Inc.” and Liminal changed its name to “Liminal Operations, Inc.” and subsequently to “Liminal Sciences, Inc.” Following the Closing, the Company’s Class A common stock is listed on the Nasdaq Global Market under the symbol “HYPR”. Unless the context requires otherwise, references in this report to the “Company,” “we,” “us,” and “our” refer to Hyperfine, Inc. and its wholly-owned subsidiaries, including Legacy Hyperfine and Liminal, as the case may be.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that relate to future events or our future financial performance regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of our management team. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Forward-looking statements contained in this Quarterly Report on Form 10-Q include, but are not limited to, statements about:

•
the anticipated benefits of the Business Combination;
•
the success, cost and timing of our product development activities;
•
the commercialization and adoption of our existing products and the success of our future product offerings;
•
the potential attributes and benefits of our products and services;
•
our ability to obtain and maintain regulatory approval for our products, and any related restrictions and limitations of any approved product;
•
our ability to identify, in-license or acquire additional technology;
•
our ability to maintain our existing licensing, manufacturing and supply agreements;
•
our ability to compete with other companies currently marketing or engaged in the development of magnetic resonance imaging technologies, many of which have greater financial and marketing resources than us;
•
the size and growth potential of the markets for our products and services, and the ability of our products and services to serve those markets, either alone or in partnership with others;
•
the pricing of our products and services and reimbursement for medical procedures conducted using our products and services;
•
changes in applicable laws or regulations;
•
our estimates regarding expenses, revenue, capital requirements and needs for additional financing;
•
our ability to raise financing in the future;
•
our financial performance;
•
our success in retaining or recruiting, or changes required in, our officers, key employees or directors;
•
intense competition and competitive pressures from other companies in the industry in which we operate;
•
market conditions and global and economic factors;

•
our intellectual property rights;
•
the effect of legal, tax and regulatory changes; and
•
the impact of the COVID-19 pandemic on our business and operations.

These and other risks and uncertainties are described in greater detail under the caption “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, in Item 1A of Part II of this quarterly report, and in other filings that we make with the Securities and Exchange Commission, or SEC. The risks described under the heading “Risk Factors” are not exhaustive. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements

HYPERFINE, INC. AND SUBSIDIARIES

CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands, except share and per share amounts)

	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$145,104	$188,498
Restricted cash	1,604	2,662
Accounts receivable, less allowance of $151 and $32 as of June 30, 2022 and December 31, 2021, respectively	1,987	553
Unbilled receivables	1,118	91
Inventory	4,646	4,310
Prepaid expenses and other current assets	2,570	1,357
Due from related parties	2	14
Total current assets	$157,031	$197,485
Property and equipment, net	3,498	3,753
Other long term assets	1,179	1,235
Total assets	$161,708	$202,473
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,697	$2,248
Deferred grant funding	1,604	2,662
Deferred revenue	964	730
Due to related parties	81	1,981
Accrued expenses and other current liabilities	6,109	8,115
Total current liabilities	$10,455	$15,736
Long term deferred revenue	745	510
Total liabilities	$11,200	$16,246
COMMITMENTS AND CONTINGENCIES (NOTE 12)
STOCKHOLDERS' EQUITY
Class A Common stock, $.0001 par value; 600,000,000 shares authorized; 55,312,656 and 55,277,061 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	5	5
Class B Common stock, $.0001 par value; 27,000,000 shares authorized; 15,055,288 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	2	2
Additional paid-in capital	333,755	322,540
Accumulated deficit	(183,254)	(136,320)
Total stockholders' equity	$150,508	$186,227
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$161,708	$202,473

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

HYPERFINE, INC. AND SUBSIDIARIES

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Sales
Device	$1,168	$152	$2,360	$321
Service	365	206	682	368
Total sales	$1,533	$358	$3,042	$689
Cost of sales
Device	$1,259	$364	$2,296	$912
Service	439	93	827	153
Total cost of sales	$1,698	$457	$3,123	$1,065
Gross margin	(165)	(99)	(81)	(376)
Operating Expenses:
Research and development	$7,265	$6,037	$15,599	$10,511
General and administrative	12,012	6,663	23,372	8,521
Sales and marketing	3,750	1,787	7,911	2,983
Total operating expenses	23,027	14,487	46,882	22,015
Loss from operations	$(23,192)	$(14,586)	$(46,963)	$(22,391)
Interest income	$32	$5	$33	$10
Other income (expense), net	1	1	(4)	7
Loss before provision for income taxes	$(23,159)	$(14,580)	$(46,934)	$(22,374)
Provision for income taxes	—	—	—	—
Net loss and comprehensive loss	$(23,159)	$(14,580)	$(46,934)	$(22,374)
Net loss per common share attributable to common stockholders, basic and diluted	$(0.33)	$(8.80)	$(0.67)	$(13.72)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	70,350,178	1,657,345	70,341,411	1,630,190

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

HYPERFINE, INC. AND SUBSIDIARIES

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) (Unaudited)

(in thousands, except share amounts)

	Hyperfine Convertible Preferred Stock		Liminal Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balance, December 31, 2021	—	$—	—	$—	55,277,061	$5	15,055,288	$2	$322,540	$(136,320)	$186,227
Net loss	—	—	—	—	—	—	—	—	—	(23,775)	(23,775)
Stock-based compensation expense	—	—	—	—	—	—	—	—	4,111	—	4,111
Balance, March 31, 2022	—	$—	—	$—	55,277,061	$5	15,055,288	$2	$326,651	$(160,095)	$166,563
Net loss	—	—	—	—	—	—	—	—	—	(23,159)	(23,159)
Issuance of restricted stock	—	—	—	—	19,220	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	16,375	—	—	—	2	—	2
Stock-based compensation expense	—	—	—	—	—	—	—	—	7,102	—	7,102
Balance, June 30, 2022	—	$—	—	$—	55,312,656	$5	15,055,288	$2	$333,755	$(183,254)	$150,508

	Hyperfine Convertible Preferred Stock		Liminal Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balance, December 31, 2020	95,010,858	$128,286	—	$—	1,576,137	$—	—	$—	$10,415	$(71,469)	$(61,054)
Net loss	—	—	—	—	—	—	—	—	—	(7,794)	(7,794)
Issuance of Series D convertible preferred stock, net of issuance costs	14,171,333	30,461	—	—	—	—	—	—	—	—	—
Investment from 4Bionics, LLC	—	—	—	—	—	—	—	—	700	—	700
Exercise of stock options	—	—	—	—	41,958	—	—	—	49	—	49
Stock-based compensation expense	—	—	—	—	—	—	—	—	267	—	267
Balance, March 31, 2021	109,182,191	$158,747	—	$—	1,618,095	$—	—	$—	$11,431	$(79,263)	$(67,832)
Net loss	—	—	—	—	—	—	—	—	—	(14,580)	(14,580)
Investment from 4Bionics, LLC	—	—	—	—	—	—	—	—	2,816	—	2,816
Conversion of Liminal Common stock	—	—	57,500,000	9,350	(180)	—			(9,350)		(9,350)
Exercise of stock options	—	—	—	—	70,932	—	—	—	149	—	149
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,489	—	1,489
Balance, June 30, 2021	109,182,191	$158,747	57,500,000	$9,350	1,688,847	$—	—	$—	$6,535	$(93,843)	$(87,308)

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

HYPERFINE, INC. AND SUBSIDIARIES

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(46,934)	$(22,374)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	516	218
Stock-based compensation expense	11,213	1,756
Write-down of inventory	—	33
Payments received on net investment in lease	4	5
Changes in assets and liabilities:
Accounts receivable	(1,434)	(263)
Unbilled receivables	(1,027)	(39)
Inventory	(336)	(449)
Prepaid expenses and other current assets	(1,213)	(357)
Due from related parties	12	1,279
Other assets - related party	—	193
Other long term assets	52	(20)
Accounts payable	(551)	196
Deferred grant funding	(1,058)	(322)
Deferred revenue	469	554
Due to related parties	(1,900)	(50)
Accrued expenses and other current liabilities	(2,013)	536
Net cash used in operating activities	$(44,200)	$(19,104)
Cash flows from investing activities:
Purchases of fixed assets	(254)	(675)
Net cash used in investing activities	$(254)	$(675)
Cash flows from financing activities:
Proceeds from exercise of stock options	2	198
Proceeds from issuance of Series D convertible preferred stock	—	30,468
Stock issuance costs related to Series D convertible preferred stock	—	(7)
Investment from 4Bionics, LLC	—	3,516
Net cash provided by financing activities	$2	$34,175
Net (decrease) increase in cash and cash equivalents and restricted cash	(44,452)	14,396
Cash, cash equivalents and restricted cash, beginning of period	191,160	64,286
Cash, cash equivalents and restricted cash, end of period	$146,708	$78,682
Reconciliation of cash, cash equivalents, and restricted cash reported in the statement of financial position
Cash and cash equivalents	$145,104	$77,394
Restricted cash	1,604	1,288
Total cash, cash equivalents and restricted cash	$146,708	$78,682
Supplemental disclosure of cash flow information:
Cash received from exchange of research and development tax credits	$—	$324
Supplemental disclosure of noncash information:
Write-off of notes receivable	$90	$—

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hyperfine, Inc. (together with its subsidiaries, as applicable, “Hyperfine” or the “Company”), formerly known as HealthCor Catalio Acquisition Corp. (“HealthCor”), was incorporated as a Cayman Islands exempted company on November 18, 2020. The Company’s legal name became Hyperfine, Inc. in connection with the closing (the “Closing”) of the business combination with HealthCor (the “Business Combination”) on December 22, 2021 (the “Closing Date”). In connection with the Closing, Hyperfine, Inc., a Delaware corporation (“Legacy Hyperfine”), and Liminal Sciences, Inc., a Delaware corporation (“Liminal”), merged with and into separate wholly owned subsidiaries of HealthCor and became wholly-owned subsidiaries of the Company (the “Mergers”), and changed their names to Hyperfine Operations, Inc. and Liminal Operations, Inc., respectively. Liminal subsequently changed its name to Liminal Sciences, Inc. The prior period financial information represents the combined financial results of Legacy Hyperfine and Liminal.

The Company is an innovative digital health business with a mission to provide affordable and accessible imaging and monitoring through magnetic resonance imaging ("MRI") to revolutionize healthcare for people around the world. Hyperfine's Swoop® Portable Magnetic Resonance (“MR”) Imaging SystemTM produces high-quality images at a lower magnetic field strength than conventional MRI systems, and can be used by healthcare professionals to make effective clinical diagnoses on a patient in a variety of settings where MRI devices have previously been inaccessible. Hyperfine received 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) in 2020 for its Swoop Portable MR Imaging System, which is commercially available in the United States. In 2021, Hyperfine also obtained a Medical Device License issued by Health Canada and expanded into the Canadian market, and also obtained regulatory authorization in New Zealand and Pakistan. All of the Company’s revenue to date has been generated from sales of this machine and related services. Additionally, the Company is in the process of developing a device to non-invasively measure key vital signs in the brain to enable unprecedented access to dramatically improve patient outcomes. The Company is in the early research and development stage of such device and has not generated any revenue to date for it. In addition to Legacy Hyperfine and Liminal, the Company has an indirect wholly-owned subsidiary in the United Kingdom that has not had any significant operations during 2022 and 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying condensed combined and consolidated financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. All intercompany transactions and balances have been eliminated.

These condensed combined and consolidated financial statements should be read in conjunction with the financial statements and notes included in the Company’s audited combined and consolidated financial statements as of and for the years ended December 31, 2021 and 2020. The condensed combined and consolidated balance sheet as of December 31, 2021 included herein was derived from the audited combined and consolidated financial statements as of that date.

In the opinion of management, the accompanying condensed combined and consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods. The results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for any subsequent quarter, the year ending December 31, 2022, or any other period.

Except as described elsewhere in this Note 2 under the heading “Recent Accounting Pronouncements”, there have been no material changes to the Company’s significant accounting policies as described in the audited combined and consolidated financial statements as of December 31, 2021 and 2020.

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

COVID-19 Outbreak

The outbreak of the novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States on March 13, 2020, has led to adverse impacts on the United States and global economies and created uncertainty regarding potential impacts on the Company’s operating results, financial condition and cash flows. The COVID-19 pandemic had, and is expected to continue to have, an adverse impact on the Company’s operations, particularly as a result of preventive and precautionary measures that the Company, other businesses, and governments are taking. Governmental mandates related to COVID-19 or other infectious diseases, or public health crises, have impacted, and the Company expects them to continue to impact, its personnel and personnel at third-party manufacturing facilities in the United States and other countries, and the availability or cost of materials, which would disrupt or delay the Company’s receipt of instruments, components and supplies from the third parties the Company relies on to, among other things, produce its existing products and products currently under development. The COVID-19 pandemic has also had an adverse effect on the Company’s ability to attract, recruit, interview and hire at the pace the Company would typically expect to support its rapidly expanding operations. To the extent that any governmental authority imposes additional regulatory requirements or changes existing laws, regulations, and policies that apply to the Company’s business and operations, such as additional workplace safety measures, the Company’s product development plans may be delayed, and the Company may incur further costs in bringing its business and operations into compliance with changing or new laws, regulations, and policies. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impacts.

The estimates of the impact on the Company’s business may change based on new information that may emerge concerning COVID-19 and the actions to contain it or address its impact and the economic impact on local, regional, national and international markets as well as other changes in macroeconomic factors. The COVID-19 pandemic and related economic disruptions have not had a material adverse impact on the Company’s operations to date. While the Company is unable to predict the full impact that the COVID-19 pandemic will have on the Company’s future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic and the actions that may be taken by government authorities across the United States and elsewhere, adverse changes in macroeconomic conditions, if sustained or recurrent, could result in significant changes in costs going forward and could have a material adverse effect on the Company’s operating results, financial condition, and cash flows.

The Company has not incurred any significant impairment losses in the carrying values of the Company’s assets as a result of the COVID-19 pandemic and is not aware of any specific related event or circumstance that would require the Company to revise its estimates reflected in its condensed combined and consolidated financial statements.

Segment Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer (“CEO”). Legacy Hyperfine and Liminal represent two operating segments. Given the similar qualitative and economic characteristics of the two operating segments, such that both are focused upon the development and commercialization of existing and new products and services, Legacy Hyperfine and Liminal are aggregated into one reporting segment. All of the Company’s long-lived assets are located in the United States. Other than $561 and $1,070 of revenue recognized in non-U.S. countries for the three months and six months ended June 30, 2022, respectively, all of the revenues during this period were earned in the United States. Since the Company is aggregated into a single reportable segment, all required financial segment information is provided in the condensed combined and consolidated financial statements.

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

Use of Estimates

The preparation of the condensed combined and consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions about future events that affect the amounts reported in its condensed combined and consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with certainty. On an ongoing basis, management evaluates these estimates and assumptions. Significant estimates and assumptions included:

•
Revenue recognition, including determination of the timing and pattern of satisfaction of performance obligations, determination of the standalone selling price (“SSP”) of performance obligations and estimation of variable consideration;
•
Allowance for doubtful accounts;
•
Net realizable value (the selling price as well as estimated costs of disposal and transportation) of inventory, and demand and future use of inventory;
•
Valuation allowances with respect to deferred tax assets; and
•
Assumptions underlying the fair value used in calculation of the stock-based compensation expense.

The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s condensed combined and consolidated financial statements.

Recent Accounting Pronouncements

Accounting pronouncements issued but not yet adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by the FASB, entities that have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2020, including interim periods within that annual reporting period. For the Company, this guidance is effective for annual reporting periods beginning January 1, 2022, and interim reporting periods within annual reporting periods beginning January 1, 2023. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on the Company’s condensed combined and consolidated financial statements and does not expect it to be material.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which was subsequently amended in November 2018 through ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses.” ASU No. 2016-13 will require entities to estimate lifetime expected credit losses for trade and other receivables, net investments in leases, financing receivables, debt securities and other instruments, which will result in earlier recognition of credit losses. Further, the new credit loss model will affect how entities in all industries estimate their allowance for losses for receivables that are current with respect to their payment terms. ASU No. 2018-19 further clarifies that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment from receivables of operating leases should be accounted for in accordance with Topic 842, Leases. As per the latest ASU 2020-02, the FASB deferred the timelines for certain small public and private entities, thus the new guidance will be adopted by the Company for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

process of evaluating the impact that the adoption of this pronouncement will have on the Company’s condensed combined and consolidated financial statements and disclosures.

3. REVENUE RECOGNITION

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by product type. The Company believes that these categories aggregate the payor types by nature, amount, timing and uncertainty of its revenue streams. The following table summarizes the Company’s disaggregated revenues:

		Three Months Ended June 30,		Six Months Ended June 30,
	Pattern of Recognition	2022	2021	2022	2021
Device	Point in time	$1,168	$152	$2,360	$321
Service	Over time	365	206	682	368
Total revenue		$1,533	$358	$3,042	$689

Contract Balances

Contract balances represent amounts presented in the condensed combined and consolidated balance sheets when either the Company has transferred goods or services to the customer, or the customer has paid consideration to the Company under the contract. These contract balances include trade accounts receivable and deferred revenue. Deferred revenue represents consideration received from customers at the beginning of the subscription period for services that are transferred to the customer over the respective subscription period. The accounts receivable balances represent amounts billed to customers for goods and services where the Company has an unconditional right to payment of the amount billed.

The following table provides information about receivables and deferred revenue from contracts with customers:

	June 30, 2022	December 31, 2021
Accounts receivable, net	$1,987	$553
Unbilled receivables	1,118	91
Deferred revenue	964	730
Long term deferred revenue	745	510

The Company recognizes a receivable when it has an unconditional right to payment, and payment terms range from 20 days to 6 months based on the terms agreed upon with the respective customer.

For the three and six months ended June 30, 2022, revenue is recognized for sales of hardware devices where control of the product transfers to the customer, which is now typically upon shipment of goods.

The amount of revenue recognized during the three and six months ended June 30, 2022 that was included in the deferred revenue balance at the beginning of the period was $180 and $383, respectively.

The amount of revenue recognized during the three and six months ended June 30, 2021 that was included in the deferred revenue balance at the beginning of the period was $56 and $114, respectively.

Revenue from leasing arrangements is not subject to the revenue standard for contracts with customers and remains separately accounted for under existing lease accounting guidance. The Company records operating lease rental revenue as service revenue on a straight-line basis over the lease term. The Company records revenue from the sale

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

of equipment under sales-type leases as product revenue in an amount equal to the present value of minimum lease payments at the inception of the lease. Sales-type leases also produce financing income, which is included in device sales in the condensed combined and consolidated statements of operations and comprehensive loss and is recognized at effective rates of return over the lease term.

Costs of Obtaining or Fulfilling Contracts

The Company incurs incremental costs of obtaining contracts with customers. Incremental costs of obtaining contracts, which include commissions paid as a result of obtaining contracts with customers, are capitalized to the extent that the Company expects to recover such costs. Capitalized costs are amortized in a pattern that is consistent with the Company’s transfer to the customer of the related goods and services. Such costs are recorded in Other long term assets and were $210 and $158 as of June 30, 2022 and December 31, 2021, respectively.

Transaction price allocated to remaining performance obligations

As of June 30, 2022 and December 31, 2021, the Company had remaining performance obligations amounting to $3,924 and $2,800, respectively. The Company expects to recognize approximately 22% of its remaining performance obligations as revenue in fiscal year 2022, and an additional 78% in fiscal year 2023 and thereafter.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company has no assets or liabilities valued with Level 3 inputs.

The carrying value of cash and cash equivalents, accounts payable and accrued expenses and other current liabilities approximates their fair values due to the short-term or on demand nature of these instruments.

There were no transfers between fair value measurement levels during the three and six months ended June 30, 2022 and 2021.

The Company had $38,649 and $48,625 of money market funds included in cash and cash equivalents and restricted cash as of June 30, 2022 and December 31, 2021, respectively. These assets were valued using quoted market prices and accordingly were classified as Level 1.

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

5. INVENTORIES

A summary of inventories is as follows:

	June 30, 2022	December 31, 2021
Raw materials	$2,366	$2,355
Finished goods	2,280	1,955
Total inventories	$4,646	$4,310

Manufacturing overhead costs primarily include management’s best estimate and allocation of the labor costs incurred related to acquiring finished goods from the Company’s contract manufacturer. Labor costs include wages, taxes and benefits for employees involved in warehousing, logistics coordination, material sourcing, and production planning activities.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are recorded at historical cost and consist of the following:

	June 30, 2022	December 31, 2021
Laboratory equipment	$1,021	$989
Research devices	1,478	1,422
Sales and marketing devices	524	669
Computer equipment	662	575
Construction in progress	343	341
Tooling	372	302
Trade show assets	271	293
Leased devices	453	396
Other	270	176
	5,394	5,163
Less: Accumulated depreciation and amortization	(1,896)	(1,410)
Property and equipment, net	$3,498	$3,753

Depreciation expense amounted to $263 and $516 for the three and six months ended June 30, 2022, respectively. Depreciation expense amounted to $122 and $218 for the three and six months ended June 30, 2021, respectively.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30, 2022	December 31, 2021
Bonus	$2,986	$3,421
Contracted services	857	2,711
SPAC bonus and other costs	—	1,071
Legal fees	170	452
Payroll and related benefits	2,031	441
Other	65	19
Total accrued expenses and other current liabilities	$6,109	$8,115

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

8. EQUITY INCENTIVE PLAN

The Hyperfine 2021 Equity Incentive Plan (the “Hyperfine Plan”) is administered by the Company's board of directors. The board of directors may grant restricted stock units (“RSUs”) and options to purchase shares either as incentive stock options or non-qualified stock options, and other stock-based awards. The option grants are subject to certain terms and conditions, option periods and conditions, exercise rights and privileges as set forth in the Hyperfine Plan.

Stock option activity

The following table summarizes the changes in the Company’s outstanding stock options for the three and six months ended June 30, 2022:

Number of Options
Outstanding at January 1, 2022	7,522,136
Granted	4,231,693
Exercised	—
Forfeited	(271,368)
Outstanding at March 31, 2022	11,482,461
Granted	699,170
Exercised	(16,375)
Forfeited	(383,090)
Outstanding at June 30, 2022	11,782,166

In general, each award will vest based on continued service which is generally over 4 years. The grant date fair value of the award will be recognized as stock-based compensation expense over the requisite service period. The grant date fair value was determined using similar methods and assumptions as those previously disclosed by the Company.

Restricted stock unit activity

The following table summarizes the changes in the Company’s outstanding restricted stock units for the three and six months ended June 30, 2022:

Number of RSUs
Outstanding at January 1, 2022	117,516
Granted	1,660,535
Vested	—
Forfeited	—
Outstanding at March 31, 2022	1,778,051
Granted	742,900
Vested	(19,220)
Forfeited	(115,084)
Outstanding at June 30, 2022	2,386,647

Included in the table above are service-based restricted stock units. During the three and six months ended June 30, 2022, the Company granted 0.7 million and 2.4 million service-based awards, respectively, of which 0.6 million related to awards associated with the Company’s CEO RSUs awarded on April 26, 2022. Each award will vest based on continued service, which is generally over 3-4 years except for the CEO RSUs awarded on April 26, 2022, which do not include a service condition. The grant date fair value of the award will be recognized as stock-based compensation expense over the requisite service period. The fair value of restricted stock units was estimated on the date of grant based on the fair value of the Company’s Class A common stock.

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

On June 27, 2022, Dave Scott delivered his resignation as the Company’s President, Chief Executive Officer and member of the Board of Directors, effective as July 29, 2022. Pursuant to the terms of the Restricted Stock Unit Award Grant Notice and Agreement dated April 26, 2022 with Mr. Scott under the Hyperfine Plan, the 649,350 RSUs awarded on April 26, 2022 will continue to remain outstanding until paid in accordance with the schedule set forth in the grant notice. All other equity awards held by Mr. Scott will cease to vest as of the resignation date of July 29, 2022, all unvested RSUs and unvested options were immediately forfeited in accordance with the Hyperfine Plan and the applicable award agreement, and any vested options may be exercised in accordance with the Hyperfine Plan and the applicable award agreement.

The following table presents details of stock-based compensation expenses by functional line item noted within the Company's operating expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cost of sales	$35	$—	$51	$—
Research and development	731	413	1,512	622
Sales and marketing	116	31	212	37
General and administrative	6,220	1,045	9,438	1,097
	$7,102	$1,489	$11,213	$1,756

9. NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all common equivalent shares of the Company, including convertible preferred stock, outstanding stock options, RSUs and Earn-Out Shares (defined below), to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all common equivalent shares of the Company outstanding would have been anti-dilutive.

The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Numerator:
Net Loss	$(23,159)	$(14,580)	$(46,934)	$(22,374)
Numerator for Basic and Dilutive EPS – Loss available to common stockholders	$(23,159)	$(14,580)	$(46,934)	$(22,374)
Denominator:
Common Stock	70,350,178	1,657,345	70,341,411	1,630,190
Denominator for Basic and Dilutive EPS - Weighted-average common stock	70,350,178	1,657,345	70,341,411	1,630,190
Basic and dilutive net loss per share	$(0.33)	$(8.80)	$(0.67)	$(13.72)

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

Since the Company was in a net loss position for all periods presented, the basic net loss per share calculation excludes preferred stock as it does not participate in net losses of the Company. Additionally, net loss per share attributable to Class A and Class B common stockholders was the same on a basic and diluted basis, as the inclusion of all common equivalent shares outstanding would have been anti-dilutive. Anti-dilutive common equivalent shares were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Outstanding options to purchase common stock	11,782,166	8,426,884	11,782,166	8,426,884
Outstanding Legacy Hyperfine convertible preferred stock (Series A through D)	—	46,084,168		46,084,168
Outstanding RSUs	2,386,647	—	2,386,647	—
Earn-Out Shares (1)	9,979,903	—	9,979,903	—
Total anti-dilutive common equivalent shares	24,148,716	54,511,052	24,148,716	54,511,052

_________________________

(1) The Company will issue to holders of Legacy Hyperfine and Liminal securities as of immediately prior to the effective time of the Mergers, in accordance with their pro rata share, up to 10,000,000 shares of Class A common stock as earn-out consideration (the “Earn-Out Shares”) net of forfeitures, if at any time during the period between the Closing Date of December 22, 2021 and the third anniversary of the Closing Date (the “Earn-Out Period”), (i) the last share price of the Class A common stock is greater than or equal to $15.00 for any 20 trading days within any 30 consecutive trading day period, or (ii) there is a transaction that will result in shares of Class A common stock being converted or exchanged into the right to receive cash or other consideration having a value greater than or equal to $15.00. During the Earn-Out Period, if there is a transaction (other than for stock splits, stock dividends, special cash dividends, reorganizations, recapitalizations or similar transactions affecting the Class A common stock) that will result in the shares of Class A common stock being converted or exchanged into the right to receive cash or other consideration having a value less than $15.00, then the right to receive Earn-Out Shares will terminate.

10. INCOME TAXES

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

Income taxes for the three and six months ended June 30, 2022 and 2021 are recorded at the Company’s estimated annual effective income tax rate, subject to adjustments for discrete events, if they occur. The Company’s estimated annual effective tax rate was 0.0% for the three and six months ended June 30, 2022 and 2021. The primary reconciling items between the federal statutory rate of 21.0% for these periods and the Company’s overall effective tax rate of 0.0% were related to the effects of deferred state income taxes, research and development credits, and the valuation allowance recorded against the full amount of its net deferred tax assets.

A valuation allowance is required when it is more likely than not that some portion or all of the Company’s deferred tax assets will not be realized. The realization of deferred tax assets depends on the generation of sufficient future taxable income during the period in which the Company’s related temporary differences become deductible. The Company has recorded a full valuation allowance against its net deferred tax assets as of June 30, 2022 and 2021 since management believes that based on the earnings history of the Company, it is more likely than not that the benefits of these assets will not be realized.

11. RELATED PARTY TRANSACTIONS

The Company utilizes and subleases office and lab space in Connecticut which is being leased from an unrelated landlord by 4Catalyzer Corporation (“4C”), which is owned by a related party. The Company pays rent to 4C on a month-to-month basis, and no lease agreement was entered into between the parties until June 2021. A total of

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

approximately $67 and $97 was paid during the three and six months ended June 30, 2022, respectively, and a total of approximately $57 and $85 was paid during the three and six months ended June 30, 2021, respectively.

Prior to 4Bionics executing a plan of liquidation and dissolution on April 2, 2021, certain expenses incurred at 4Bionics were allocated to its subsidiaries, including Liminal. Expenses that broadly benefited 4Bionics and its subsidiaries were allocated evenly amongst its three subsidiaries. Expenses that were incurred on behalf of the employees of each company were allocated based on each subsidiary’s relative headcount. The method used to allocate common expenses of 4Bionics to Liminal is reasonable. Total expenses allocated to Liminal for the three and six months ended June 30, 2021 were $10.

In January 2018, the Company entered into a Promissory Note (the “Note”) with one of its employees (the “Borrower”) in the amount of $90. The Note bears interest at a rate equal to 1.68% per annum. In accordance with the terms of the Note, since the Borrower remained employed with the Company on the maturity date of January 11, 2022, $90 of the then outstanding principal amount and all interest accrued to that date was forgiven and the Borrower is no longer required to repay the amount.

The Company was a party to an Amended and Restated Technology Services Agreement (the “ARTSA”), most recently amended on November 11, 2020, by and among 4C, the Company and other participant companies controlled by the Rothberg family. Under the ARTSA, the Company and the other participant companies agreed to share certain non-core technologies, which means any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant and subject to certain restrictions on use. The ARTSA also provided for 4C to perform certain services for the Company and each other participant company such as monthly administrative, management and technical consulting services to the Company which are pre-funded approximately once a quarter. The Company recorded a net credit to expenses from 4C of $198 and $44 during the three and six months ended June 30, 2022, respectively. The Company incurred expenses from 4C of $1,100 and $1,970 during the three and six months ended June 30, 2021, respectively. There were no amounts advanced to and due from 4C at June 30, 2022 and December 31, 2021. There was also $60 and $1,872 of amounts due to 4C for expenses paid on the Company's behalf at June 30, 2022 and December 31, 2021, respectively. These payables are included in Due to related parties on the condensed combined and consolidated balance sheets. On July 7, 2021, Legacy Hyperfine, Liminal and 4C entered into First Addendums to the ARTSA, pursuant to which Legacy Hyperfine and Liminal each terminated its participation under the ARTSA immediately prior to the Closing. Legacy Hyperfine and Liminal each entered into a Master Services Agreement with 4C effective as of July 7, 2021 pursuant to which Legacy Hyperfine and Liminal may engage 4C to provide services such as general administration, facilities, information technology, financing, legal, human resources and other services, through future statements of work and under terms and conditions to be determined by the parties with respect to any services to be provided.

The ARTSA also provided for the participant companies to provide other services to each other. The Company also has transactions with other entities under common ownership, which include payments made to third parties on behalf of the Company. The amounts remaining payable at June 30, 2022 and December 31, 2021 are $21 and $110, respectively, and are included in Due to related parties on the condensed combined and consolidated balance sheets. In addition, the Company has transactions with these other entities under common ownership which include payments made by the Company to third parties on behalf of the other entities and the remaining amounts receivable were $1 and $14 in the aggregate at June 30, 2022 and December 31, 2021, respectively, and are reflected in Due from related parties on the condensed combined and consolidated balance sheets. All amounts are paid or received throughout the year within 30 days after the end of each month.

Legacy Hyperfine and Liminal entered into Technology and Services Exchange Agreements (each, a “TSEA” and collectively, the “TSEA”) with other participant companies controlled by the Rothbergs. A TSEA by and among Butterfly Network, Inc., AI Therapeutics, Inc., Quantum-Si Incorporated, 4Bionics, Tesseract Health, Inc., Detect, Inc. (f/k/a Homodeus Inc.), Legacy Hyperfine and Liminal was signed in November 2020; a TSEA by and among Quantum-Si Incorporated, AI Therapeutics, Inc., 4Bionics, Tesseract Health, Inc., Detect, Inc., Legacy Hyperfine and Liminal was signed in February 2021 (and which Protein Evolution, Inc. joined in August 2021); and a TSEA by and among Legacy Hyperfine, Liminal, AI Therapeutics, Inc., Tesseract Health, Inc. and Detect, Inc. was signed in July 2021 and became effective upon the Closing. Under the TSEA, Legacy Hyperfine, Liminal and other

HYPERFINE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except share and per share amounts)

participant companies may, in their discretion, permit the use of non-core technologies, which include any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant, such as software, hardware, electronics, fabrication and supplier information, vendor lists and contractor lists, by other participant companies. As of June 30, 2022 and December 31, 2021, the Company had transactions with other participant companies and had expenses of $83 and $11, respectively, included in Accounts payable.

12. COMMITMENTS AND CONTINGENCIES

Commitments

The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the three and six months ended June 30, 2022 and 2021.

During 2020, the Company was awarded a $1,610 grant from the Bill & Melinda Gates Foundation (“BMGF”) for the provision and equipping of 20 sites with the Company’s portable point-of-care MRI system to enable the performance of a multi-site study focused on optimizing diagnostic image quality (the “Project”). During 2021, the Company was awarded an additional $3,300 grant from the BMGF, of which $2,500 was received for the provision and equipping of 5 sites and other related deliverables. As of June 30, 2022, the amount of $800 was received. The funds are accounted for as restricted cash with an offset to deferred grant revenue. At June 30, 2022 and December 31, 2021, the Company has $1,604 and $2,662, respectively, of restricted cash on the condensed combined and consolidated balance sheets. Any grant funds, plus any income, that have not been used for, or committed to, the Project must be returned promptly to the BMGF upon expiration of or termination of the agreement. As of June 30, 2022 and December 31, 2021, there were no grant fund amounts that were required to be returned under the terms of the Project.

Contingencies

The Company does not have any outstanding or ongoing litigation and legal matters where, based on present information, including its assessment of the merits of the particular claims, the Company believes it is reasonably possible that any asserted or unasserted legal claims or proceedings, individually or in aggregate, will have a material adverse effect on its results of operations or financial condition. The ultimate outcome of any legal matter cannot be predicted with certainty.

The Company has indemnification obligations under some agreements that the Company enters into with other parties in the ordinary course of business, including business partners, investors, contractors, and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party against claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in any particular case. That Company has not recorded any liability under such indemnification provisions within its condensed combined and consolidated balance sheets. The Company is not aware of any claims or other circumstances that would give rise to material payments from the Company under such indemnification provisions.

The Company agreed to pay $1,000 to a third party service provider if the Companies’ pre-closing equity holders receive any Earn-Out Shares. As the Company has not met the criteria to trigger the earn-out, such payment is not determined to be probable and no liability was recognized within our condensed combined and consolidated balance sheets. See Note 9. Net Loss Per Share, for further information regarding the earn-out criteria.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our condensed combined and consolidated results of operations and financial condition. The discussion should be read in conjunction with the unaudited condensed combined and consolidated financial statements and notes thereto contained in this Quarterly Report on Form 10-Q and the combined and consolidated financial statements and notes thereto for the year ended December 31, 2021 contained in our Annual Report on Form 10-K filed with the SEC on March 25, 2022. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 31, 2021, and of this Quarterly Report on Form 10-Q. Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Hyperfine, Inc. and its consolidated subsidiaries. The unaudited condensed combined and consolidated financial statements for the three and six months ended June 30, 2022 and 2021, respectively, present the financial position and results of operations of Hyperfine, Inc. and its wholly owned subsidiaries.

Overview

We are an innovative digital health business with a mission to provide affordable and accessible imaging and monitoring through magnetic resonance imaging (“MRI”) to revolutionize healthcare for people around the world. Our Swoop® Portable Magnetic Resonance (“MR”) Imaging SystemTM (“Swoop”) produces high-quality images at a lower magnetic field strength than conventional MRI systems, and can be used by healthcare professionals to make effective clinical diagnoses on a patient in a variety of settings where MRI devices have previously been inaccessible. The easy-to-use interface and portable design of our Swoop system make it accessible for use anywhere in a hospital, clinic or patient care site. We are working to realize our vision of providing affordable and accessible imaging of health conditions around the world.

MRI is a medical imaging technique used in radiology to image the anatomy and the physiological processes of the human body. It is typically used in a variety of clinical settings for medical diagnosis, staging of disease and follow-up treatment. Unlike X-ray computed tomography (“CT”) or positron emission tomography (“PET”), MRI does not expose patients to harmful ionizing radiation. We believe MRI offers the most sensitive and objective measures of brain tissue and injury. Despite its advantages, many healthcare institutions throughout the world lack the facilities, qualified operators and capital necessary to acquire and maintain expensive MRI devices. The Swoop system is intended for use at the patient’s bedside in any hospital room or clinical setting, such as a physician’s office or a local urgent care facility. The demand for MRI has been augmented by the aging population and rising prevalence of cancer and cardiovascular, neurological and orthopedic conditions. Healthcare professionals and insurers are recognizing imaging as a cost-effective and non-invasive diagnostic tool for evaluation and ongoing monitoring. Swoop is a next generation of these devices designed to drive costs down and expand the current $15.9 billion imaging market.

We believe the adoption of the Swoop system by healthcare professionals has benefits across healthcare communities in both high and low resource settings. Through our collaborations with the healthcare community, we have begun to optimize Hyperfine’s software ecosystem to harness Artificial Intelligence (“AI”) to transform the system into a true bedside clinical decision support platform. These efforts seek to improve image quality, help users analyze images, and reduce time to diagnosis. Our technology allows us to provide decision support and immediate feedback for diagnostic insight for clinicians of all levels of expertise. In the future, we hope to develop an ecosystem of products, expanding the capabilities of our core MRI product platform while introducing a brain sensing platform to offer a more complete solution and increase access to life saving technology across the care continuum.

Legacy Hyperfine received 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) in 2020 for its Swoop Portable MR Imaging System, which is commercially available in the United States. In 2021, we obtained a Medical Device License issued by Health Canada and expanded into the Canadian market. We also received regulatory authorization in New Zealand and Pakistan. During the three and six months ended June 30, 2022, we continue to seek the necessary regulatory authorizations in other major markets, including the United Kingdom,

Australia and other countries. We are building our direct commercial infrastructure in the United States and also have plans to sell our products in other countries either through direct sales or through distributors.

COVID-19

In March 2020, the World Health Organization declared the global outbreak of COVID-19 to be a pandemic. We continue to closely monitor the recent COVID-19 developments, including the lifting of COVID-19 safety measures, the drop in COVID-19 vaccination rates, the implementation of, and reaction to, vaccine mandates, the spread of new strains or variants of the coronavirus, and supply chain and labor shortages. The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our operations.

COVID-19 created multiple commercial challenges in 2020 and 2021 and has continued to do so in 2022. We experienced restrictions on our salesforce’s ability to visit sites during the first six months of 2022. Commercially, many hospitals and other healthcare providers decreased spending and limited physical access to facilities, slowing our ability to demonstrate our Swoop device. In addition, many hospitals and other healthcare providers continue to focus their attention on addressing COVID-19, which we believe has resulted in lower sales volume. Trade shows and conferences moved to a virtual platform creating difficulty in demonstrating our device to key stakeholders. We moved to create a product demonstration roadshow using demonstration trucks, but were not able to scale due to truck shortages. It was not uncommon to host virtual product demonstrations with 6-10 physicians, something that would ordinarily not happen or would take many weeks of planning to produce. With physician society conferences offline and slowing our commercial launch, we used the concept of “Demo at Your Door” — providing target customers hands-on device experience at a place of their choosing. Virtual demonstrations, even though they generated a lot of interest in our product, often did not result in sales, and all sales required an in-person product demonstration. As more conferences begin to be held in-person, we expect to improve our ability to provide product demonstrations to potential customers. It is unclear whether or not conferences will have the same in-person attendance as they would have had in the past.

Because the manufacturing of our Swoop system was developed, and our commercial launch of our Swoop system occurred, during the COVID-19 pandemic market and manufacturing conditions, we did not have to materially adjust our existing resource allocation or our factors of production because of the COVID-19 pandemic. However, if there are further waves of the COVID-19 pandemic driven by variants like Delta, Omicron or otherwise, we may experience a greater negative impact in our supply chain than we have previously.

During the COVID-19 pandemic and the variants that followed, our suppliers agreed to shift new work to domestic suppliers to help reduce the risk of manufacturing delays. Our supplier and sub tier suppliers have been adversely affected by COVID-19. Although we work closely with our suppliers to attempt to ensure continuity of supply, the supply of certain components and raw materials used in our product has been and may continue to be slowed as a direct result of COVID-19 and its variants. We have also experienced increases in product costs as raw materials have been constrained. Prices have risen sharply over the past year, and lead times have extended dramatically, particularly on semiconductor products. Over the next 12 months, we expect prices to increase due to the raw material demand surges across numerous industries, along with labor and transportation related constraints. We also expect lead times to reduce as component production levels recover to meet demand. We helped to minimize the impact of the COVID-19 pandemic on the manufacturing of our product and operations by using our manufacturer’s preferred suppliers, increasing communications with suppliers and freight carriers, and providing advanced forecasts and purchase orders for new and existing devices.

In addition, future regulatory authorizations by the FDA or other regulatory authorities may take longer because of COVID-19 pandemic-related delays, though we have not been impacted by such delays to date.

Please refer to the section titled, "Item 1A. Risk Factors” included in our Annual Report on Form 10-K filed with the SEC on March 25, 2022 for more information. We are unable to predict the full impact that the COVID-19 pandemic will have on our future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic and actions that may be taken by government authorities across the United States and elsewhere. We will continue to monitor the performance of our business and reassess the impacts of COVID-19.

Key Performance Metrics

We review the key performance measures discussed below to evaluate the business and measure performance, identify trends, formulate plans and make strategic decisions.

Installed Base

The Swoop total installed base consists of three components, discussed in further detail below: Commercial system installations (which make up total revenue), grant fulfillment installations, and research unit installations. The Swoop total installed base (or total installed units) is the number of Swoop devices deployed to hospitals, other healthcare providers, and research institutions. We view the total installed base as a key metric of the growth of our business and is measured from period over period. As of June 30, 2022, the Company had a total of 92 Swoop systems installed including 25 research units which are installed, at no cost to the institutions, to expand clinical use cases.

Presented below is a breakout of total Swoop systems installed as of the six months ended June 30, 2022 and 2021:

	TOTAL INSTALLED UNITS
	As of June 30, 2022	As of June 30, 2021
Commercial systems installations	47	16
Grant fulfillment installations	20	4
	67	20
Research units	25	19
Total Installed Units	92	39

Commercial system installations reflect device sales and subscription services through commercial agreements (commercial sales) or through research transfer agreements ("RTA") sales. Commercial sales are made to hospitals and other healthcare providers as direct sales of devices and software subscription services or through subscriptions for the use of the device and software. RTA sales represent the sale of Swoop units for research use purposes. Our revenue for the three and six months ended June 30, 2022 and 2021 is derived from commercial sales and RTA sales.

Grant fulfillment installations consist of shipments of Swoop units to hospitals and other clinical facilities designated by the Bill & Melinda Gates Foundation (“BMGF”). The corresponding funding for these installations from BMGF is recorded as a reduction in the research and development expenses when realized during the period.

Research units represent installed units, at no cost to the institutions, to expand clinical use cases. The installation of research units is recorded as a fixed asset with the related depreciation recorded as research and development expense over the life of the research unit.

Factors Affecting Results of Operations

The following factors have been important to our business and we expect them to impact our results of operations and financial condition in future periods:

Strategic partnerships and accelerated international expansion

We believe that market expansion is a key to our continued growth and the success of our device. In line with our vision to democratize healthcare imaging by providing affordable and accessible imaging of health conditions around the world, we are building an international sales strategy that includes direct sales to customers and sales through distribution partners in target regions. In 2021, we obtained a Medical Device License issued by Health Canada and expanded into the Canadian market. We also received regulatory authorization in New Zealand and Pakistan. During the three and six months ended June 30, 2022, we are continuing our plans for international commercial expansion into other countries in which we are planning to commercialize our Swoop system including, subject to the regulatory authorization, the United Kingdom and Australia. Through the BMGF partnership, we are deploying Swoop systems in these target areas for research and clinical settings. We expect the utilization of our Swoop systems as part of this program will allow us to begin building relationships across key stakeholders in these countries or regions to better understand and meet required regulatory hurdles in anticipation of filing for regulatory authorization and ultimately expand into clinical use with patients. In addition, we are considering commercial expansion into several of the larger EU countries following our initial international commercial expansion. We believe these countries have the market size, regulatory environment, commercial access, and mature healthcare systems necessary, subject to regulatory authorization, for a successful launch of our Swoop system. We believe our partnership with the BMGF demonstrates our commitment to the vision of providing affordable and accessible imaging that enables earlier detection and remote management of health conditions around the world. Through our engagement with nonprofit organizations, we aim to deploy the Swoop system to low-middle resource settings without readily-accessible MRI technology. During 2020, we were awarded a $1.6 million grant from the BMGF for the provision and equipping of 20 sites with the Hyperfine portable point-of-care MRI system to enable the performance of a multi-site study focused on optimizing diagnostic image quality (the “Project”). During the third quarter of 2021, we were awarded an additional $3.3 million grant, of which we received $2.5 million from the BMGF in September 2021. As of June 30, 2022, we had received the remaining $0.8 million of the grant. Both of the grants are designed to support the deployment of a total of 25 Swoop devices and other services to investigators, which commenced in the spring of 2021, and are expected to fund the program for approximately two years. At June 30, 2022, 20 Swoop system units were provisioned and delivered to BMGF. These grants are designed to provide data to validate the use of our Swoop system in measuring the impact of maternal anemia, malnutrition, infection and birth related injury.

Technical innovation

We have developed our device through extensive research and development activities. Our Swoop system is designed to make the customer experience as easy as possible through our integrated, easy-to-use interface that portrays images on a tablet, smartphone or other WiFi capable device. In addition to this design, our team is focused on customer success programs that help integrate the Swoop system into any hospital or clinic workflow. We believe that as the Swoop system becomes integrated into intensive care units (ICUs) and sites across medical practices, we will gain more insights into our product’s usability and potentially develop automated analysis of images that we believe will lead to further efficiencies in patient diagnosis. We plan to continue developing our technology to expand into new imaging applications to enable us to reach the broader care continuum through diagnosis and treatment. In the future, we plan to introduce a further enhanced MRI system designed to conduct neuroimaging and imaging of other extremities for interventional procedures. In addition to our efforts to disrupt the MRI market, we see a significant opportunity to help patients in the neuromonitoring space. Although we expect these activities in technical innovation of the current device and new devices will increase our research and development expenses, we expect them to positively impact our results of operations and profitability in the future.

Results of Operations

The following is a discussion of our results of operations for the three and six months ended June 30, 2022 and 2021. Our accounting policies are described under "Summary of Significant Accounting Policies" in Note 2 to our condensed combined and consolidated financial statements included in this report.

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
($ Amounts in thousands)	2022	2021	%	2022	2021	%
Sales
Device	$1,168	$152	668.4%	$2,360	$321	635.2%
Service	365	206	77.2%	682	368	85.3%
Total sales	$1,533	$358	328.2%	$3,042	$689	341.5%
Cost of Sales
Device	$1,259	$364	245.9%	$2,296	$912	151.8%
Service	439	93	372.0%	827	153	440.5%
Cost of sales	$1,698	$457	271.6%	$3,123	$1,065	193.2%
Gross margin	(165)	(99)	NM	(81)	(376)	NM
Operating expenses:
Research and development	$7,265	$6,037	20.3%	$15,599	$10,511	48.4%
General and administrative	12,012	6,663	80.3%	23,372	8,521	174.3%
Sales and marketing	3,750	1,787	109.8%	7,911	2,983	165.2%
Total operating expenses	23,027	14,487	58.9%	46,882	22,015	113.0%
Loss from operations	$(23,192)	$(14,586)	59.0%	$(46,963)	$(22,391)	109.7%
Interest income	$32	$5	540.00%	$33	$10	230.00%
Other expense, net	1	1	—%	(4)	7	(157.1)%
Loss before provision for income taxes	$(23,159)	$(14,580)	58.8%	$(46,934)	$(22,374)	109.8%
Provision for income taxes	—	—		—	—
Net loss and comprehensive loss	$(23,159)	$(14,580)	58.8%	$(46,934)	$(22,374)	109.8%

Comparison of the Three and Six Months Ended June 30, 2022 and 2021 ($ Amounts in thousands)

Sales

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2022	2021	Amount	%	2022	2021	Amount	%
Device	$1,168	$152	$1,016	668.4%	$2,360	$321	$2,039	635.2%
Service	365	206	159	77.2%	682	368	314	85.3%
Total sales	$1,533	$358	$1,175	328.2%	$3,042	$689	$2,353	341.5%

Device sales increased by $1.0 million, or 668.4%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was driven by an increase in the volume of device sales and sales price of the device. In the first quarter of 2022, we have taken a pricing action by increasing the price of the device while lowering the price of the annual subscription. This pricing action resulted in higher device revenue per unit and lower service revenue per unit for sales under the subscription plus ownership model. In addition, revenue is now typically recognized for sales of hardware devices where control of the product transfers to the customer upon shipment of goods.

Service sales increased by $0.2 million, or 77.2%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was driven by an increase in the volume of devices installed as generally all commercial systems installations generate service revenue. Service sales revenue is generally recognized over time as we are providing the customer with ongoing access to our resources throughout the subscription period. This type of revenue is recurring in nature and we expect will continue to grow as more devices are sold.

Device sales increased by $2.0 million, or 635.2%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was driven by an increase in the volume of device sales and sales price of the device.

Service sales increased by $0.3 million, or 85.3%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was driven by an increase in the volume of devices installed as generally all commercial systems installations generate service revenue.

Cost of sales

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2022	2021	Amount	%	2022	2021	Amount	%
Device	$1,259	$364	$895	245.9%	$2,296	$912	$1,384	151.8%
Service	439	93	346	372.0%	827	153	674	440.5%
Total cost of sales	$1,698	$457	$1,241	271.6%	$3,123	$1,065	$2,058	193.2%

Cost of device sales increased by $0.9 million, or 245.9%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was driven primarily by third party manufacturing costs and higher labor cost as a result of the increased volume of products sold. The increase is comprised of a $0.3 million increase in product hardware costs and a $0.6 million increase in labor cost as a result of the increase in the volume of products sold.

Cost of service sales increased by $0.3 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was driven primarily by an increase of $0.3 million in internal overheads and labor costs.

Cost of device sales increased by $1.4 million, or 151.8%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was driven primarily by third party manufacturing costs and higher labor cost as a result of increased volume of products sold. The increase is comprised of a $0.4 million increase in product hardware costs and a $1.0 million increase in labor cost as a result of the increase in the volume of products sold.

Cost of service sales increased by $0.7 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was driven primarily by an increase of $0.6 million in internal overhead and labor costs.

Research and development

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2022	2021	Amount	%	2022	2021	Amount	%
Research and development	$7,265	$6,037	$1,228	20.3%	$15,599	$10,511	$5,088	48.4%

Research and development expenses increased by $1.2 million, or 20.3%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was driven primarily by an increase in personnel related costs of $1.7 million as a result of increased headcount, an increase in stock-based compensation expense of $0.3 million due to stock option and restricted stock unit awards granted, and an increase in consulting costs of $0.3 million, partially offset by grant fulfilments recorded as credits to research and development expenses of $0.9 million and a decrease in fabrication services of $0.3 million.

Research and development expenses increased by $5.1 million, or 48.4%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was driven primarily by an increase in personnel related costs of $5.2 million as a result of increased headcount, an increase in stock-based compensation expense of $0.9 million due to stock option and restricted stock unit awards granted, an increase in consulting costs of $0.7 million and an increase in travel expenses of $0.1 million, partially offset by grant fulfilments recorded as credits to research and development expenses of $1.4 million and a decrease in fabrication services of $0.4 million.

General and administrative

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2022	2021	Amount	%	2022	2021	Amount	%
General and administrative	$12,012	$6,663	$5,349	80.3%	$23,372	$8,521	$14,851	174.3%

General and administrative expenses increased by $5.3 million, or 80.3%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was driven primarily by an increase in personnel related costs of $0.7 million as a result of increased headcount, an increase in stock-based compensation expense of $5.1 million due to stock option and restricted stock unit awards granted, including $2.5 million related to costs associated with the Company’s CEO grant agreement, specifically the non-recurring expense of certain equity awards, and an increase in insurance cost of $0.8 million, partially offset by a decrease in accounting and auditing fees of $0.6 million, a decrease in consulting costs of $0.4 million and a decrease in patent related cost of $0.2 million.

General and administrative expenses increased by $14.9 million, or 174.3%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was driven primarily by an increase in personnel related costs of $3.9 million as a result of increased headcount, an increase in stock-based compensation expense of $8.3 million due to stock option and restricted stock unit awards granted including $2.5 million related to costs associated with the Company’s CEO grant agreement, specifically the non-recurring expense of certain equity awards, an increase in insurance cost of $1.6 million, an increase of $0.9 million related to legal and corporate matters and an increase in recruitment costs of $0.1 million.

Sales and marketing

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2022	2021	Amount	%	2022	2021	Amount	%
Sales and marketing	$3,750	$1,787	$1,963	109.8%	$7,911	$2,983	$4,928	165.2%

Sales and marketing expenses increased by $2.0 million, or 109.8%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was driven primarily by an increase in personnel related expenses of $1.4 million due to increased headcount, an increase in stock-based compensation expense of $0.1 million due to stock option and restricted stock unit awards granted, an increase in recruitment costs of $0.3 million, and an increase in travel expense of $0.3 million, partially offset by a decrease in marketing costs of $0.1 million.

Sales and marketing expenses increased by $4.9 million, or 165.2%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was driven primarily by an increase in personnel related expenses of $3.3 million due to increased headcount, an increase in stock-based compensation expense of $0.2 million due to stock option and restricted stock unit awards granted, an increase in travel expense of $0.5 million, an increase in marketing related costs of $0.5 million, and an increase in recruitment costs of $0.3 million, partially offset by a decrease in delivery related costs of $0.1 million.

Interest income

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2022	2021	Amount	%	2022	2021	Amount	%
Interest income	$32	$5	$27	540%	$33	$10	$23	230%

Interest income increased by $27 thousand for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was driven primarily by higher interest rates during the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

Interest income increased by $23 thousand for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was driven primarily by higher interest rates during the six months ended June 30, 2022 compared to the three months ended June 30, 2021.

Other income (expense), net

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2022	2021	Amount	%	2022	2021	Amount	%
Other income (expense), net	$1	$1	$—	—%	$(4)	$7	$(11)	(157.1)%

Other income (expense), net is $1 thousand for the three months ended June 30, 2022 and 2021.

Other income (expense), net had an unfavorable decrease in other income by $11 thousand for the six months ended June 30, 2022 compared to the three months ended June 30, 2021. This unfavorable decrease in other income was driven primarily by realized gains on foreign currencies.

Liquidity and Capital Resources

We have funded our operations primarily with proceeds from the issuance of common and preferred stock. We have incurred significant cash burn and recurring net losses, which includes a net loss of $46.9 million for the six months ended June 30, 2022, and an accumulated deficit of $183.3 million as of June 30, 2022. In addition, on December 22, 2021, we completed the Business Combination with HealthCor, and as a result we received gross proceeds of approximately $162.1 million and net proceeds of approximately $141.5 million. As of June 30, 2022, we had cash and cash equivalents of $145.1 million. As we continue to invest in research and development of our products and sales and marketing, we expect to continue to incur a significant cash burn and recurring net losses for the foreseeable future until such time that our product and services sales generate enough gross profit to cover our operating expenses. However, we can provide no assurance that our product and service sales will generate a net profit in the future or that our cash resources will be sufficient to continue our commercialization and development activities.

We expect to continue to incur net losses as we continue to invest in research and development and sales and marketing of our products. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts needed, we could be required to delay, scale back or abandon some or all of our development programs, commercialization of our products, and other operations which could materially harm our operations, financial condition and operating results. We expect that our existing cash and cash equivalents, together with proceeds from the sales of our products and services, will enable us to conduct our planned operations for at least the next 12 months. We expect we will require an accelerated amount of spending to enhance the sales and marketing teams, continue to drive development of our products, and build inventory. Other factors that could accelerate cash needs include: (i) delays in achieving scientific and technical milestones; (ii) unforeseen capital expenditures and fabrication costs related to manufacturing; (iii) changes we may make in our business or commercialization and hiring strategy; (iv) the impact of the COVID-19 pandemic; (v) costs of running a public company; (vi) higher inflation and increases in product transportation and labor costs; and (vii) other items affecting our forecasted level of expenditures and use of cash resources including potential acquisitions.

We expect to use our funds to further invest in the development of our products and services, commercial expansion, and for working capital and general corporate purposes.

Our future cash requirements will depend on many factors, including market acceptance of our products, the cost and timing of establishing additional sales, marketing and distribution capabilities; the cost of our research and development activities; our ability to enter into and maintain collaborations; the cost and timing of potential future regulatory clearances or approvals for our products; and the effect of competing technological and market developments. We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we do not have or are not able to obtain sufficient funds, we may have to delay development or commercialization of our products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations.

Cash

As of June 30, 2022, we had cash and cash equivalents of $145.1 million. Our future capital requirements may vary from those currently planned and will depend on various factors including further development costs, commercialization strategy, international expansion, and regulatory costs. If we need additional funds and are unable to obtain funding on a timely basis, we may need to curtail significantly our product development and commercialization efforts to provide sufficient funds to continue our operations, which could adversely affect our business prospects.

Cash flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,
(In thousands)	2022	2021
Net cash used in operating activities	$(44,200)	$(19,104)
Net cash used in investing activities	(254)	(675)
Net cash provided by financing activities	2	34,175
Net (decrease) increase in cash, cash equivalents, and restricted cash	$(44,452)	$14,396

Net cash used in operating activities

For the six months ended June 30, 2022, net cash used in operating activities of $44.2 million was due primarily to a net loss of $46.9 million and changes in operating assets and liabilities of $9.0 million, partially offset by non-cash items of $11.7 million. Non-cash items were primarily stock-based compensation expense of $11.2 million including $2.5 million related to costs associated with the Company’s CEO grant agreement, specifically the non-recurring expense of certain equity awards, and depreciation expense of $0.5 million. Changes in operating assets and liabilities were driven primarily by an increase in accounts receivable and unbilled receivables of $2.5 million, an increase in prepaid expenses and other current assets of $1.2 million, a decrease in due to related parties of $1.9 million, a decrease in accrued expense and other current liabilities of $2.0 million, a decrease in deferred grant funding of $1.1 million and an increase in inventory of $0.3 million.

For the six months ended June 30, 2021, net cash used in operating activities of $19.1 million was due primarily to a net loss of $22.4 million and changes in operating assets and liabilities of $1.3 million, partially offset by non-cash items of $2.0 million. Non-cash items were primarily stock-based compensation expense of $1.8 million and depreciation expense of $0.2 million. Changes in operating assets and liabilities were driven primarily by an increase in due from related parties of $1.3 million, an increase in deferred revenue of $0.6 million, and an increase in accrued expenses and other liabilities of $0.5 million, partially offset by an increase in inventory of $0.4 million, an increase in accounts receivable of $0.3 million and a decrease in deferred grant funding of $0.3 million.

Net cash used for investing activities

For the six months ended June 30, 2022, net cash used in investing activities of $0.3 million was from fixed assets purchased.

For the six months ended June 30, 2021, net cash used in investing activities of $0.7 million was from fixed assets purchased.

Net cash provided by financing activities

For the six months ended June 30, 2022, net cash provided by financing activities of $2 thousand was proceeds from option exercises.

For the six months ended June 30, 2021, net cash provided by financing activities of $34.2 million was primarily due to proceeds from issuance of Series D convertible preferred stock of $30.5 million, investment from 4Bionics, LLC of $3.5 million and proceeds from options exercises of $0.2 million.

Contractual obligations

We sponsor a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. We did not make any matching contributions to the 401(k) plan for the three and six months ended June 30, 2022 and 2021.

In April 2020, we received a $1.6 million grant from the BMGF for the provision and equipping of 20 sites with our portable point-of-care MRI system to enable the performance of a multi-site study focused on optimizing diagnostic image quality. During the third quarter of 2021, we were awarded an additional $3.3 million grant, of which $2.5 million was received from the BMGF in September 2021. During the second quarter of 2022, the Company received the remaining amount of $0.8 million. Refer to Note 12 in the notes to our condensed combined and consolidated financial statements for the three and six months ended June 30, 2022 and 2021 included elsewhere in this Quarterly Report on Form 10-Q for a discussion of the BMGF grant. Any grant funds, plus any income, that have not been used for, or committed to, the project must be returned promptly to BMGF upon expiration of or termination of the agreement. Both of the grants are designed to support the deployment of a total of 25 Swoop devices and other services to investigators, which commenced in the spring of 2021, and is expected to fund the program for approximately two years. At June 30, 2022, 20 Swoop system units and 10 baby cradles were provisioned and delivered to BMGF and certain milestones for service deliverables were also met. These grants are designed to provide data to validate the use of our Swoop system in measuring the impact of maternal anemia, malnutrition, infection and birth related injury.

We had no other significant contractual obligations as of June 30, 2022.

For information on contingencies, refer to Note 12 in the notes to our condensed combined and consolidated financial statements for three and six months ended June 30, 2022 and 2021 included elsewhere in this Quarterly Report on Form 10-Q.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our condensed combined and consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these condensed combined and consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed combined and consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about items that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Except as described in Note 2 “Summary of Significant Accounting Policies – Recent Accounting Pronouncements”, to our condensed combined and consolidated financial statements included in this Quarterly Report on Form 10-Q, there have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 25, 2022.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our condensed combined and consolidated financial statements and notes thereto for the three and six months ended June 30, 2022 and 2021 included elsewhere in this Quarterly Report on Form 10-Q.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our results of operations or financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates, inflation risk, and foreign exchange risk. We do not hold, issue or enter into any financial instruments for speculative or trading purposes. We do not have significant exposure to foreign currencies.

Interest Rate Risk

Our cash equivalents as of June 30, 2022 consisted of $38.6 million in money market funds. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash equivalents. We do not believe that a hypothetical 10% change in interest rates would have a material effect on our cash flows or operating results.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, to the extent our costs are impacted by general inflationary pressures, we may not be able to fully offset such higher costs through price increases or manufacturing efficiencies. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Exchange Risk

We operate our business primarily within the United States and currently execute the majority of our transactions in U.S. dollars. We have not utilized hedging strategies with respect to such foreign exchange exposure. This limited foreign currency translation risk is not expected to have a material impact on our condensed combined and consolidated financial statements.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2022. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of June 30, 2022, solely due to the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective at the reasonable assurance level to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Material Weaknesses in Internal Control Over Financial Reporting

As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021, we have identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

As previously disclosed, prior to the Closing of the Business Combination in December 2021, Legacy Hyperfine and Liminal were private companies and had limited accounting and financial reporting personnel and other resources with which to address its internal controls and procedures. We outsourced our accounting and financial reporting to 4Catalyzer Corporation (“4Catalyzer”) and did not have our own finance function to appropriately perform the supervision and review of the information received from 4Catalyzer and assess its reasonableness and accuracy. As a result, in connection with the combined financial statement close process of Legacy Hyperfine and Liminal for the years ended December 31, 2020 and 2019, we identified a material weakness in our internal control over financial reporting.

In addition, as previously disclosed, HealthCor previously recorded a portion of its Class A ordinary shares subject to possible redemption in permanent equity. Notwithstanding the presence of maximum redemption thresholds or charter provisions common in SPACs that provide a limitation on redemptions that would cause a SPAC’s net tangible assets to be less than $5,000,001, in accordance with SEC Staff guidance on redeemable equity instruments, ASC 480-10-S99, “Distinguishing Liabilities from Equity”, and EITF Topic D-98, “Classification and Measurement of Redeemable Securities”, and, according to SEC Staff communications with certain independent auditors, redemption provisions not solely within the control of the issuing company require ordinary shares subject to redemption to be classified outside of permanent equity. Although we did not specify a maximum redemption threshold in HealthCor’s Amended and Restated Memorandum and Articles of Association (the “HealthCor Articles”), the HealthCor Articles provided that we could not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. In light of the SEC Staff communications with certain independent auditors, our management re-evaluated the effectiveness of our internal control over financial reporting, and based upon that evaluation, we concluded that the misclassification of the Class A ordinary shares was quantitatively material to individual line items within the balance sheet. This resulted in a restatement of the initial carrying value of the Class A ordinary shares subject to possible redemption, with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and ordinary shares. We concluded that the foregoing represents a material weakness in our internal controls over financial reporting.

Notwithstanding these material weaknesses, management has concluded that our unaudited condensed combined and consolidated financial statements included in this Quarterly Report on Form 10-Q are fairly stated in all material respects in accordance with U.S. GAAP for each of the periods presented therein.

Plan for Remediation of the Material Weaknesses in Internal Control Over Financial Reporting

In response to these material weaknesses, our management has expended, and will continue to expend, a substantial amount of effort and resources for the remediation of material weaknesses in internal control over financial reporting. Our management developed and started to execute a remediation plan, which included the hiring of accounting and finance resources including the Chief Financial Officer and Vice President, Controller with technical public company accounting and financial reporting experience, as well as other team members. We also have access to accounting training, literature, research materials and increased communication among our personnel and outsourced third-party professionals with whom we may consult regarding the application of complex accounting transactions. Our remediation plan can only be accomplished over time and will be continually reviewed to determine that we are achieving our objectives. There is no assurance that these initiatives will ultimately have the intended effects. The material weaknesses will not be considered remediated until our management designs and implements effective controls that operate for a sufficient period of time and our management has concluded through testing that these controls are effective.

Changes in Internal Control Over Financial Reporting

Other than the changes made to remediate the material weakness described above, there were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the three months ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item1. Legal Proceedings

We are not currently a party to any material legal proceedings.

Item 1A. Risk Factors

Our business, results of operations and financial condition are subject to various risks and uncertainties including the risk factors described under the caption “Risk Factors” in our most recent Annual Report on Form 10-K, filed with the SEC on March 25, 2022 (the “2021 Annual Report on Form 10-K”) and the risk factors described below.

If we are unable to attract, recruit, train, retain, motivate and integrate key personnel as we expand our organization, our operations may be disrupted and we may not achieve our goals.

Our future success depends on our ability to attract, recruit, train, retain, motivate and integrate key personnel, including our Vice Chairman and the Founder of Legacy Hyperfine and Liminal, Dr. Jonathan Rothberg, and our Executive Chairperson and Interim President and Chief Executive Officer, R. Scott Huennekens, as well as our recently expanded management team and our research and development, manufacturing, software engineering and sales and marketing personnel. As our development and commercialization plans and strategies develop, we will need additional managerial, operational, sales, marketing, financial, legal and other resources. Competition for qualified personnel in the medical device industry is intense. Due to this intense competition, we may be unable to attract and retain the qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

We believe that our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we compete. In addition, we rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, we may need to pay higher compensation or fees to our employees or consultants than we currently expect, and such higher compensation payments may have a negative effect on our operating results. Competition for experienced, high-quality personnel is intense, and we cannot assure investors that we will be able to recruit and retain such personnel. Our growth depends, in particular, on attracting and retaining highly-trained sales personnel with the necessary technical background and ability to understand our products and services at a technical level to effectively identify and sell to potential new customers and develop new products. Because of the technical nature of our products and the dynamic market in which we compete, any failure to attract, recruit, train, retain, motivate and integrate qualified personnel could materially harm our operating results and growth prospects.

Our management may need to divert a disproportionate amount of our attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and services and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We rely on a limited number of suppliers for our products. A loss of any of these suppliers could negatively affect our business.

We rely on a limited number of suppliers to manufacture components for our products, including in some cases only a single supplier for some of our components. In addition, we rely on Benchmark Electronics, Inc., or Benchmark, to purchase the magnet used in our Swoop scanner, which is a key custom-made component manufactured by a single source supplier in Europe. Our reliance on a limited number of suppliers increases our risks, since we do not currently have alternative or replacement suppliers beyond these key parties. In the event of interruption from any of our suppliers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays.

If we experience a significant increase in demand for our products, or if we need to replace an existing supplier or manufacturer, we may be unable to supplement or replace them on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. Identifying suitable suppliers and manufacturers is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our suppliers or our device manufacturer could have an adverse effect on our business, financial condition and operating results.

Pricing pressures from contract suppliers or manufacturers on which we rely may impose pricing pressures.

Third party suppliers utilized by our manufacturer such as Benchmark may also impose pricing pressures. Because we currently also rely on Benchmark to manufacture, test and ship all of the Swoop scanners and on a limited number of suppliers to supply our components, including Benchmark to purchase the magnet used in the scanner from a single source supplier, such pricing pressures from a third party such as Benchmark could increase our costs and could force us to increase the prices of our products if we are unable to enter into alternative arrangements with other suppliers or manufacturers, potentially leading to decreased customer demand.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

Not applicable.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the three months ended June 30, 2022.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

On June 13, 2022, we terminated our Advisory Agreement, dated as of December 22, 2021, by and between Dr. Jonathan M. Rothberg and us, or the Advisory Agreement. As previously disclosed, the Advisory Agreement provided that we pay Dr. Rothberg a consulting fee of $16,667 per month during the term of the Advisory Agreement. Dr. Rothberg, the Founder of Legacy Hyperfine and Liminal, continues to serve as the Vice Chairperson of our board of directors.

Item 6. Exhibits

See Exhibit Index.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Reg. Number
10.1

Amended and Restated Registration Rights Agreement, dated as of December 22, 2021, by and among Hyperfine, Inc. (formerly HealthCor Catalio Acquisition Corp.), HC Sponsor LLC and certain other security holders.

X
10.2+	Letter Agreement, dated as of June 29, 2022, by and between Hyperfine, Inc. and Dave Scott.		Form 8-K (Exhibit 10.1)	6/29/2022	001-39949
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
32*	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X
101.INS	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its Inline XBRL tags are embedded within the Inline XBRL document.	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).	X

+ Management contract or compensatory plan or arrangement.

* The certifications attached as Exhibit 32 that accompany this Quarterly Report on Form 10-Q are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Hyperfine, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HYPERFINE, INC.
Date: August 11, 2022	By: /s/ R. Scott Huennekens
R. Scott Huennekens
Interim President and Chief Executive Officer

Date: August 11, 2022	By: /s/ Alok Gupta
Alok Gupta
Chief Financial Officer